EXHIBIT 99.1

NEOGENOMICS, INC
PRESS RELEASE

FOR IMMEDIATE RELEASE

NeoGenomics, Inc. Reports First Quarter 2009 Financial Results

Revenue and Gross Margin Increases, Company Achieves Profitability

Ft. Myers, Florida – April 23, 2009 - NeoGenomics, Inc. (NASD OTC BB: NGNM), a leading provider of cancer-focused genetic testing services, today reported its results for the first quarter ended March 31, 2009.

First Quarter 2009 Highlights:
•	Revenue of $6.9 million, an increase of 66% year-over-year from Q1 08
•	16.8% sequential increase in revenues from Q4 08
•	55.3% gross margin up from 53.1% in Q4 08
•	9.8% sequential increase in Avg. Revenue/Requisition to $900 from $820 in Q4 08
•	6.0% sequential increase in Avg. Revenue/Test to $661 from $624 in Q4 08
•	SG&A expenses declined to 53.2% of revenue from 56.1% in Q4 08

Sequential Comparisons (Q1 09 vs. Q4 08)

On a sequential basis, our revenues increased approximately $1.0 million or 16.8% to $6.9 million in Q1 09 from Q4 08.  This was driven by a 10.2% increase in the number of tests completed and a 6.0% increase in the average revenue/test vs. Q4 08.  Our average revenue/requisition increased by 9.8% to $900.  Gross profit margin increased to 55.3% in Q1 09 from 53.1% in Q4 08, which resulted in a $680,000 or 21.6% overall increase in gross profit from Q4 08.  Our selling, general and administrative (SG&A) expenses increased by approximately $354,000 or 10.7% in Q1 09 from the normalized SG&A expense level in Q4 08 which adjusts for the $518,000 of write-offs we took in Q4 08 in connection with expensing previously capitalized items.  SG&A as a percentage of revenue decreased to 53.2% in Q1 09 from 56.1% (as adjusted) in Q4 08.   Net income in Q1 09 increased by approximately $1.0 million to $33,000 or $0.00/share from ($994,000) or ($0.03)/share in Q4 08.

Douglas VanOort, the Company’s Executive Chairman and Interim Chief Executive Officer, said, “Having been with NeoGenomics for five weeks now, I am even more impressed with the Company and its opportunities than when I first joined. I am particularly pleased with the revenue growth in Q1 and the fact that we were able to achieve profitability despite the significant investments we made in our sales team and operations during the quarter.  We have an excellent foundation in place as we begin to move into the next phase of our development.”

During the first quarter, volume increases were driven primarily by an increase in our sales force and higher productivity from our sales representatives.  Increases in average revenue per test resulted from increases in the Medicare reimbursement levels in 2009 for several of our core testing platforms including both flow cytometry and FISH, and to a lesser extent, from a higher percentage of flow cytometry testing in our mix.

Robert Gasparini, the Company’s President and Chief Scientific Officer, commented further, “The first quarter was very strong for us on multiple fronts.  We experienced the largest sequential increase in revenues in our company’s history, increased our gross margin, and most importantly, we turned profitable.  In addition, increases in our SG&A during Q1 were modest relative to our revenue growth with approximately 90% of this increase dedicated to additional investments in our sales and marketing activities.  We believe this combination of increased revenue and gross margin coupled with our ability to leverage our SG&A demonstrates the significant operating leverage we have begun to realize in our business.”

In January, Medicare appended its policies with respect to the reimbursement procedures for a wide variety of laboratory tests including certain FISH, flow cytometry and immunohistochemistry tests in an effort reduce costly payment errors and ensure they are paying for the appropriate services.  These changes impacted the lab industry nationally and resulted in an inordinate amount of denials within the industry.  Most of these edits have now been suspended while talks between the Centers for Medicare and Medicaid Services (CMS) and industry representatives are ongoing to correct the problems.  Some of the test codes we use were caught up in these edits, which resulted in approximately $500,000 of our Q1 Medicare claims being denied.  We have since modified our billing procedures and appealed these denials as recommended.  While we expect that we will be paid on substantially all of these claims over time, as a result of the initial denials, our accounts receivable at March 31, 2009 is approximately $500,000 higher than it otherwise would have been.  This, in turn, lowered our cash flow from operations in Q1 by approximately $500,000.  We view this as a timing issue, and we expect this trend to reverse itself in Q2 and Q3 as our appeals are adjudicated.

Year-Over-Year Comparisons (Q1 09 vs. Q1 08)

On a year-over-year basis, revenues increased by $2.8 million or 66.0% to $6.9 million in Q1 09 from $4.2 million in Q1 08.  Tests increased by 54.7% and the average revenue/test increased 7.3%.    Requisitions increased by 42.1% and average revenue/requisition increased by 16.9%.  Gross profit margin in Q1 09 was 55.3% which was essentially flat vs. 55.4% in Q1 08.  Selling, general and administrative (SG&A) expenses increased by 46.2%, but SG&A as a percentage of revenue fell to 53.2% in Q1 09 from 60.4% in Q1 08.  Net income in Q1 09 increased by approximately $299,000 to $33,000 or $0.00/share from ($265,000) or ($0.01)/share in Q1 08.

Conference Call

The Company has scheduled a webcast and conference call to discuss their Q1 2009 results at 11:00 AM EST today.  Interested investors should dial (877) 407-9210 (domestic) and (201) 689-8049 (international) at least five minutes prior to the call.  A replay of the conference call will be available until 11:59 PM on May 6, 2009 and can be accessed by dialing (877) 660-6853 (domestic) and 1(201) 612-7415 (international).  The playback conference ID Number is 320759 and the PIN Number is 286.  The web-cast may be accessed under the Investor Relations section of our website at http://www.neogenomics.org or at http://www.investorcalendar.com/IC/CEPage.asp?ID=144148.  An archive of the web-cast will be available until 11:59 PM EST on April 23, 2010.

About NeoGenomics, Inc.

NeoGenomics, Inc. is a high-complexity CLIA–certified clinical laboratory that specializes in cancer genetics diagnostic testing, the fastest growing segment of the laboratory industry.  The company’s testing services include cytogenetics, fluorescence in-situ hybridization (FISH), flow cytometry, morphology studies, anatomic pathology and molecular genetic testing.  Headquartered in Fort Myers, FL, NeoGenomics has labs in Nashville, TN, Irvine, CA and Fort Myers and services the needs of pathologists, oncologists, urologists, and hospitals throughout the United States. For additional information about NeoGenomics, visit http://www.neogenomics.org.

For more news and information on NeoGenomics, please visit www.IRGnews.com/coi/NGNM where you can find a fact sheet on the company, investor presentations, and more.  Interested parties can also access additional investor relations material, including an investment profile and an equity research report, from Hawk Associates at http://www.hawkassociates.com or from the American Microcap Institute at http://www.americanmicrocapinstitute.com/ngnm/.

Forward Looking Statements

Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements.  These forward looking statements involve a number of risks and uncertainties that could cause actual future results to differ materially from those anticipated in the forward looking statements, Actual results could differ materially from such statements expressed or implied herein. Factors that might cause such a difference include, among others, the company’s ability to continue gaining new customers, offer new types of tests, and otherwise implement its business plan. As a result, this press release should be read in conjunction with the company's periodic filings with the SEC.

For further information, please contact:

NeoGenomics, Inc.	The Investor Relations Group
Steven C. Jones	Investor Relations:
Director of Investor Relations	Rachel Colgate
(239) 325-2001	(212) 825-3210
sjones@neogenomics.org	rcolgate@investorrelationsgroup.com
or
Hawk Associates, Inc.	Media Relations:
Ms. Julie Marshall	Janet Vasquez
(305)-451-1888	(212) 825-3210
neogenomics@hawkassociates.com	jvasquez@investorrelationsgroup.com

NeoGenomics, Inc.

CONSOLIDATED BALANCE SHEETS AS OF
March 31, 2009 and December 31, 2008
(unaudited)

ASSETS	March 31, 2009	December 31, 2008

Cash and cash equivalents	$857,190	$468,171

Accounts Receivable (net of allowance for doubtful accounts of $474,337 and $358,642, respectively)	3,955,266	2,913,531

Other Current Assets	1,074,888	973,867

TOTAL CURRENT ASSETS	5,887,344	4,355,569

PROPERTY AND EQUIPMENT (net of accumulated depreciation of $1,839,653 and $1,602,594, respectively)	2,857,025	2,875,297

OTHER ASSETS	72,791	64,509

TOTAL	$8,817,160	$7,295,375

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES	$5,152,506	$4,390,995

LONG TERM LIABILITIES	1,371,334	1,403,271

TOTAL LIABILITIES	6,523,840	5,794,266

STOCKHOLDERS’ EQUITY	2,293,320	1,501,109

TOTAL	$8,817,160	$7,295,375

NeoGenomics, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	For the Three-Months Ended March 31, 2009	For the Three-Months Ended March 31, 2008

REVENUE	$6,913,520	$4,162,762

COST OF REVENUE	3,090,442	1,858,474

GROSS PROFIT	3,823,078	2,304,288

OPERATING EXPENSES -
Selling, general and administrative	3,675,084	2,514,555

Income (loss) from operations	147,994	(210,267)

Other income (loss) -
Interest income/(expense), net	(114,816)	(55,096)

NET INCOME (LOSS)	$33,178	$(265,363)

NET INCOME (LOSS) PER SHARE
- Basic	$0.00	$(0.01)
- Diluted	$0.00	$(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
- Basic	32,173,698	31,400,947
- Diluted	35,630,058	31,400,947

NeoGenomics, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	For the Three-Months Ended March 31, 2009	For the Three-Months Ended March 31, 2008

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$(331,538)	$194,638

NET CASH USED IN INVESTING ACTIVITIES	(5,886)	(25,115)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	726,443	(49,738)

NET INCREASE IN CASH AND CASH EQUIVALENTS	389,019	119,785

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	468,171	210,573

CASH AND CASH EQUIVALENTS, END OF PERIOD	$857,190	$330,358

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	$100,391	$47,931

Income taxes paid	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Equipment leased under capital lease	$178,837	$162,043

Equipment purchased and included in accounts payable at March 31, 2008	46,250	33,713

NeoGenomics, Inc.

Supplemental Information on Customer Requisitions Received and Tests Performed

	For the Three-Months Ended March 31, 2009	For the Three-Months Ended March 31, 2008	% Inc (Dec)

Requisitions Rec’d (Cases)	7,681	5,405	42.1%
# of Tests Performed	10,457	6,759	54.7%
Avg. # of Tests / Case	1.36	1.25	8.8%

Testing Revenue	$6,913,520	$4,162,762	66.1%
Avg Revenue/Requisition	$900.08	$770.17	16.9%
Avg Revenue/Test	$661.14	$615.88	7.3%